UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

NetApp, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-27130	77-0307520
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS. Employer Identification No.)

3060 Olsen Drive San Jose CA 95128 (Address of principal executive offices)
Elizabeth O’Callahan EVP, Chief Legal Officer & Secretary NetApp, Inc. (408) 822-6000 (Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.
	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ___.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibit

A copy of NetApp, Inc.’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is available at the following address:

http://investors.netapp.com/corporate-governance

Section 3 - Exhibits

Item 3.01 Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NETAPP, INC.
(Registrant)

Date: May 25, 2023	By:	/s/ Elizabeth O’Callahan
Elizabeth O’Callahan
EVP, Chief Legal Officer and Secretary